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September 25, 2008

Jimmy Lai
Chief Financial Officer
Linktone LTD.
12/F, Cross Tower, No. 318, Fu Zhou Road
Shanghai 200001
People's Republic of China

   Re: Linktone LTD.
     Form 20-F for the Fiscal Year Ended December 31, 2007
     Filed on June 30, 2008
     File No. 000-506596

Dear Mr. Lai:

   We have reviewed your response letter dated August 7, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 16, 2008.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 66

1. We note your response to our prior comment 1 where you indicate that as a result of the new operating policies implemented by China Mobile and China Unicom, management concluded that it was no longer practicable to analyze the Company's performance based on the number of users and average fees per user. Please explain further why you believe that this information is no longer directly

correlated to the Company's revenue. In this regard, we note that the new directives issued by the mobile phone companies, enable your customers to more easily cancel your services and require the Company to automatically terminate subscription services for inactive users. Therefore, it would appear that the number of users and the volume of services provided could decrease significantly as a direct result of these new policies and that such decrease could have a direct impact on your revenues. This is further supported by your disclosures on page 52 where you state "telecom value-added revenues decreased primarily as a result of the ongoing negative impact of the implementation of new mobile operating policies." Therefore, it is unclear why the Company believes that the number of users and volume of services per user are not key indicators of your financial condition and operating performance. Please explain further and tell us how you considered including a discussion of such indicators in future filings pursuant to Section III.B.1 of SEC Release 33-6835.

2.   We note your response to our prior comment 3 where you indicate the Company considered that your advertising segment presents material uncertainties and therefore you included a qualitative discussion of this uncertainty in the 2007 Form 20-F. In this regard, we note your disclosures on page 54 where you indicate that the Company's net income in 2008 may be adversely affected as the costs of your advertising programs are not likely to generate a corresponding amount of advertising revenue during this period. While we note your reference to the quantification of future advertising costs elsewhere in the filing (i.e. Note 24(b) and the contractual obligations table on page 75), given the significance of such costs, it appears that quantification of the future advertising costs in your Overview discussion would promote an investor's understanding of the material uncertainty facing this segment. Tell us how you considered quantifying such uncertainties pursuant to Section III.B.3 of SEC Release 33-8350.

Note 4. Summary of Significant Accounting Policies

(i) Revenue and cost of services recognition, page F-12

3.   In addition to the information provided in your response to our prior comments 4 and 5, please summarize the material terms of the contracts between the Company and the mobile phone companies (the "Operators) that support each of the factors in your EITF 99-19 analysis in further detail. For instance, describe the specific terms stipulated in the contract that explain the obligations of both the Company and the Operators to the mobile phone user and explain further how this supports your conclusions that the Company has fulfillment obligations to the phone user and is therefore considered the primary obligor for the entire arrangement. In this regard, while we note that the Company may have certain obligations to the mobile phone user with regards to the sale of the content; it is not clear how you determined that you are the primary obligor with regards to the delivery portion of

the fee charged to the end user. For example, we note your response indicates that the Company resolves all complaints relating to the <u>content</u> of the services while the operators are responsible for complaints from billing, collection, and <u>quality of network</u>. Describe the specific terms of the contract, which stipulate the responsibility of each party to the end user and explain further how this supports your conclusions that the Company is the primary obligor for the <u>entire</u> arrangement. As another example, explain the specific terms of the contract that describe the credit risk that each party bears in these arrangements and tell us how these terms changed in fiscal 2007 such that the Company now bears the credit risk for the mobile phone companies' portion of the fee. Also, describe the contractual relationships, if any, that exist (a) between the Company and the mobile phone user and (b) between the Operators and the mobile phone users.

<u>Form 6-K Filed on August 29, 2008</u>

4.   We note that effective July 1, 2008, the Company terminated the agreements with CYL with regard to QSTV and recorded a $6.0 million impairment charge during the second quarter of fiscal 2008. Tell us what specific assets were written off and also tell us whether the Company was released of all of its minimum future payment obligations to QTV and CYL as disclosed in Note 24 of your Form 20-F. Also, tell us how you considered including a discussion of this event in your Form 20-F and specifically tell us how you considered disclosing this issue in your subsequent events footnote pursuant to AU Section 560.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief